TIME EQUITIES SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flow From Operating Activities:		
Net Income		$ 1,999,850
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Fee Receivables	(53,125)	
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	32,079	
Payable to related parties	(168,598)	
Total adjusttments		(189,644)
Net Cash Provided by Operating Activities		1,810,206
Net Cash Provided by Investing Activities		-
Net Cash Provided by Financing Activities		-
Net Increase in Cash		1,810,206
Cash at Beginning of Year		528,938
Cash at End of Year		$ 2,339,144
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year For:		
Interest		$ -
Income Taxes		$ -

The accompanying notes are an integral part of these financial statements.